UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-2)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 4 )*
Raven Industries, Inc.
(Name of Issuer)
Common Stock, $1.00 Par Value
(Title of Class of Securities)
754212-10-8
(CUSIP Number)
December 31, 2007
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which the Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

Cusip No.	754212-10-8	Page 2 of 7 pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) RONALD M. MOQUIST

2	Check the Appropriate Box if a Member of a Group
	(a) ☐
	(b) ☑

3	SEC Use Only

4	Citizenship or Place of Organization

	United States of America

	5	Sole Voting Power

Number of		802,239

Shares	6	Shared Voting Power
beneficially
owned by		0

each	7	Sole Dispositive Power
reporting
person		802,239

with:	8	Shared Dispositive Power

		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

	928,239 (also includes 126,000 shares owned by spouse)

10	Check Box if the Aggregate amount in Row (9) Excludes Certain Shares*

	☐

11	Percent of Class Represented by Amount in Row (9)

	5.11%

12	Type of Reporting Person*

	IN
* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

Cusip No.	754212-10-8	Page 3 of 7 pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) JOANNE MOQUIST

2	Check the Appropriate Box if a Member of a Group
	(a) ☐
	(b) ☑

3	SEC Use Only

4	Citizenship or Place of Organization

	United States of America

	5	Sole Voting Power

Number of		126,000

Shares	6	Shared Voting Power
beneficially
owned by		0

each	7	Sole Dispositive Power
reporting
person		126,000

with:	8	Shared Dispositive Power

		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

	928,239 (includes 802,239 shares owned by spouse)

10	Check Box if the Aggregate amount in Row (9) Excludes Certain Shares*

	☐

11	Percent of Class Represented by Amount in Row (9)

	5.11%

12	Type of Reporting Person*

	IN
* SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)	Name of Issuer: Raven Industries, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 205 E. 6th Street, Sioux Falls, SD 57104

Item 2(a)	Name of Person Filing: Ronald M. Moquist and Joanne Moquist (Ron and Joanne are husband and wife).

Item 2(b)	Address of Principal Business Office or, if None, Residence: 205 E. 6th Street, Sioux Falls, SD 57104

Item 2(c)	Citizenship: United States of America

Item 2(d)	Title of Class of Securities: Common Stock, $1.00 Par value

Item 2(e)	CUSIP Number: 754212-10-8

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

     If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	928,239 shares (includes 802,239 shares held by
		Ronald M. Moquist of which 29,406 shares are issuable upon exercise of options which are exercisable within 60 days and 126,000 shares held by his spouse Joanne Moquist)

(b)	Percent of class:	5.11%

(c)	Number of shares as to which such person has:

	(i) Sole power to vote or to direct the vote:
	Ronald Moquist – 802,239 shares (includes options to purchase 29,406 shares)
	Joanne Moquist – 126,000 shares
	(ii) Shared power to vote or to direct the vote: 0

	(iii) Sole power to dispose or to direct the disposition of:
	Ronald Moquist – 802,239 shares (includes options to purchase 29,406 shares)
	Joanne Moquist – 126,000 shares
	(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent of Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent Holding Company.
     Not applicable.

Item 8.	Identification and Classification of Members of the Group.
     Not applicable.

Item 9.	Notice of Dissolution of Group.
     Not applicable.

Item 10.	Certifications.
(a)	Not applicable.

(b)	Not applicable.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 4, 2008

/s/ Ronald M. Moquist

Ronald M. Moquist

/s/ Joanne Moquist

Joanne Moquist

Exhibit A
Agreement to Jointly File Schedule 13G/A
     The undersigned hereby agree to jointly prepare and file with regulatory authorities an Amendment to Schedule 13G and any future amendments thereto reporting each of the undersigned’s ownership of securities of Raven Industries, Inc. and hereby affirm that such Amendment to Schedule 13G is being filed on behalf of each of the undersigned.
Dated: January 4, 2008

/s/ Ronald M. Moquist

Ronald M. Moquist

/s/ Joanne Moquist

Joanne Moquist